[Vanguard Ship Logo]
                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-5284
                                                        Lisa_Matson@vanguard.com

July 24, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                    VIA ELECTRONIC FILING
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

RE: VANGUARD BALANCED INDEX FUNDS

Dear Mr. Sandoe,

The following responds to your comments of July 18, 2006 on the post-effective amendment of the registration statement of the Vanguard Balanced Index Funds (the "Trust"). You commented on Post-Effective Amendment No. 29 that was filed on June 2, 2006.

COMMENT 1:        MARKET CAPITALIZATION RISK DISCLOSURE
--------------------------------------------------------------------------------
Comment:          Item 2 disclosure states that the Fund's stock portion holds the largest 1,200-1,300 stocks in the MSCI US Broad Market
                  Index. If these stocks include mid- and small-cap stocks, include appropriate risk disclosure in Item 2.

Response:         The Fund typically invests in the largest stocks in the MSCI
                  Index, which is an index dominated by large-cap stocks. Based on the fact that only a portion of the Fund's total assets are invested in stocks, and then predominantly in large-cap stocks, we do not believe it is appropriate to add mid- or small-cap risk as a primary risk of the Fund. We state in our
                  Item 4 disclosure that mid- and small-cap stocks are also represented in the Index generally, although as of December
                  31, 2005 small- and mid-cap stocks made up only 21% of the Index's total market value, of which the Fund invests in the largest stocks in the Index. We also state that the medium market capitalization range of the Fund's stock portfolio as of December 31, 2005 was $29.9 billion.

                  Therefore, we believe our current Item 2 disclosure appropriately describes the Fund's primary investment risks.

COMMENT 2:        INVESTMENTS IN INTERNATIONAL DOLLAR-DENOMINATED BONDS RISK
                  DISCLOSURE
--------------------------------------------------------------------------------

Comment: The Fund's bond portion includes investment in "international dollar-denominated bonds." Consider adding disclosure relating to the risks of foreign investments to the primary risk section (Item 2 disclosure) of the prospectus.

Response:         The Fund's primary investment strategy for its bond portion seeks to track the performance of the Lehman Brothers
                  Aggregate Bond Index, which measures a wide spectrum of bonds, including

Christian Sandoe
July 24, 2006
Page 2


                  international dollar-denominated bonds. As disclosed in the Fund's prospectus, as of December 31, 2005, only 3% of the Fund's bond portion (which makes up approximately 40% of the Fund's total) was invested in international dollar-denominated bonds. Thus, only approximately 1% of the Fund's total assets are invested in international dollar-denominated bonds. Accordingly, we believe our current Item 2 disclosure appropriately describes the Fund's primary investment risks. We do not believe that the overall extremely low level of investment in international dollar-denominated bonds warrants disclosure of these investments as a primary risk of the Fund. However, the risk of investments in international dollar-denominated bonds does exist for the Fund since such investments are made, and as such it is appropriately included in Item 4 disclosure.

COMMENT 3:        TANDY REQUIREMENTS
--------------------------------------------------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
o                 The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
o                 Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o                 The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                                * * * * *

  As required by the SEC, the Trust acknowledges that:
o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/ Lisa Matson
Lisa L. B. Matson
Associate Counsel
Securities Regulation, Legal Department